UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November 2002
                                          -------------

                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)

1.       Certificate re dissemination to shareholders: Dated November 22,2002
2.       Form of Proxy
3.       Management Proxy/ information circular: Dated November 7,2002
4.       Notice of Meeting: Dated November 10, 2002
5.       Supplemental Mailing list form
6.       Pacific Corporate trust announcement of mailing


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                Form 20-F [x]  Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes  [ ]       No [x]


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)



  Date: November 25, 2002:  By  /s/ Rupi Khanuja
                              ----------------------------------
                              Rupi Khanuja, Corporate Controller

                              OFFICER'S CERTIFICATE

             Pursuant to Section 2.20 of National Instrument 54-101:
    Communication with Beneficial Owners of Securities of a Reporting Issuer
                               (the "Instrument")




I, Rupi Khanuja, Corporate Secretary of CREW DEVELOPMENT CORPORATION (the "Company"), do hereby certify that the Company:

     1. has arranged to have proxy-related materials for the annual general meeting of the Company's shareholders to be held on December 16, 2002 (the "Meeting") sent, in compliance with the Instrument, to all beneficial owners of the Company's securities, at least 21 days before the date fixed for the Meeting;

     2. has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 1 above; and

     3. is relying on section 2.20 of the Instrument to abridge the time requirements set out in sections 2.2(1) and 2.5(1) of the Instrument.



CERTIFIED this 22nd day of November, 2002.



                                                CREW DEVELOPMENT CORPORATION
                                                Per:

                                                -----------------------------
                                                Rupi Khanuja



                                                 CREW DEVELOPMENT CORPORATION

                                                      INSTRUMENT OF PROXY


Type of Meeting:  Annual General Meeting
Meeting Date:     Monday, December 16, 2002
Meeting Time:     10:00 a.m. (Pacific Time)
Meeting Location: Terminal City Club, President's Room, 837 West Hastings Street, Vancouver, British Columbia


The undersigned  shareholder of Crew Development  Corporation (the "Corporation")  hereby appoints Jan A. Vestrum, the President and
Chief Executive Officer and a director of the Corporation,  or failing him, Cameron G. Belsher, a director of the Corporation, or in the place of the foregoing, , as proxy for the undersigned shareholder, with full power of substitution, to attend, act and vote for and on behalf of the undersigned  shareholder in respect of all matters that may properly come before the above-mentioned meeting of the  shareholders  of the  Corporation  and at any  adjournment  thereof,  to the same  extent  and with the same  powers  as if the undersigned  shareholder were present at the said meeting, or adjournment  thereof, and without limiting the generality of the power hereby conferred, to vote as directed below:

1.  To fix the number of directors of the    For      Against    3. To re-appoint Deloitte & Touche LLP, Chartered   For   Withhold
    Corporation at five (5).                 [ ]       [ ]          Accountants,  as auditors of the  Corporation    [ ]      [ ]
                                                                     for the ensuing year and to authorize the
                                                                    directors to fix their remuneration.

2.  To elect each of the following persons   For     Withhold    4. To transact such further and other business
    as a director of the  Corporation for                           as may properly come before the meeting or
    the ensuing year:                                               at any  adjournment thereof.

             Hans Christian Qvist            [ ]       [ ]
             Cameron G. Belsher              [ ]       [ ]
             Norman D. A. Hardie             [ ]       [ ]
             Kai Thogersen                   [ ]       [ ]
             Jan A. Vestrum                  [ ]       [ ]


                    The undersigned  shareholder  hereby revokes any instrument of proxy previously given to attend and vote at said meeting or at any adjournment thereof.

                    Signature of shareholder:_______________________________________________________________________________________

                    Name of shareholder (please print):_____________________________________________________________________________

                    Date:___________________________________________________________________________________________________________

                    Number of shares represented by this instrument of proxy:_______________________________________________________

                    If not dated,  this  instrument  of proxy is deemed to bear the date on which it was mailed by management of the
                    Corporation.  If the number of shares represented by this instrument of proxy is not indicated,  then all shares registered in the name of the shareholder  will be deemed to be represented by this instrument of proxy.

                BEFORE EXECUTING THIS INSTRUMENT OF PROXY, PLEASE READ THE NOTES LOCATED ON THE REVERSE SIDE HEREOF.




1.   This instrument of proxy is solicited by the management of the Corporation.

2.   (i)  If the  shareholder  wishes to attend the meeting to vote on the  resolutions in person,  please register as a shareholder with the Corporation's scrutineers at the meeting.

     (ii) If the  shareholder  has its shares  held by its  financial  institution  and wishes to attend the  meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided,  do not indicate a voting choice by any  resolution,  sign and date and return the instrument of proxy. At the meeting a vote will be taken on each of the resolutions as set out on this  instrument of proxy and the  shareholder's vote will be counted at that time.

3.   If the shareholder cannot attend the meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Corporation, to vote according to the shareholder's instructions. To appoint someone other than the person named,  please cross off the management  appointee name or names and insert your appointed  proxy's name in the space  provided,  sign and date and return  the  instrument  of proxy.  Where no choice on a  resolution  is  specified  by the shareholder,  this instrument of proxy confers discretionary  authority upon the shareholder's  appointed proxy with respect to such resolution.

4.   If the  shareholder  cannot  attend the meeting  but wishes to vote on the  resolutions  and to appoint  one of the  management appointees  named,  please leave the wording  appointing a nominee as shown,  sign and date and return the instrument of proxy.
     Where no choice or both choices are specified by a shareholder  on a resolution  shown on the instrument of proxy, a nominee of management acting as proxy will vote the shares as if the shareholder had specified an affirmative vote.

5.   The shares represented by this instrument of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll that may be called for and, if the shareholder  specifies a choice with respect to any matter to be acted upon, the shares will be voted  accordingly.  This  instrument of proxy confers  discretionary  authority upon the person appointed proxy hereunder to vote on amendments or variations of matters  identified in the Notice of Meeting and other matters that may properly come before the meeting.

6.   This  instrument of proxy must be signed and dated by the  shareholder  or by the  shareholder's  attorney  duly  authorized in writing or, if the shareholder is a body corporate or association,  signed by any individual  authorized by a resolution of the directors or governing body of the body corporate or association.  If the instrument of proxy is executed by an attorney for an individual  or by an  individual  authorized  by a  shareholder  that is a body  corporate or  association,  the  instrument so empowering the attorney or individual, as the case may be, or a notarialy certified copy thereof, must accompany the instrument of proxy.

7.   To be effective,  this instrument of proxy must be deposited at the office of Pacific Corporate Trust Company,  10th Floor, 625
     Howe Street, Vancouver,  British Columbia, V6C 3B8 (facsimile: (604) 689-8144), by mail or by facsimile, not less than 48 hours
     (excluding Saturdays, Sundays and holidays) prior to the time of the meeting.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November 2002
                                          -------------

                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)

1.       Certificate re dissemination to shareholders: Dated November 22,2002
2.       Form of Proxy
3.       Management Proxy/ information circular: Dated November 7,2002
4.       Notice of Meeting: Dated November 10, 2002
5.       Supplemental Mailing list form
6.       Pacific Corporate trust announcement of mailing


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                Form 20-F [x]  Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes  [ ]       No [x]


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)



  Date: November 25, 2002:  By  /s/ Rupi Khanuja
                              ----------------------------------
                              Rupi Khanuja, Corporate Controller

                              OFFICER'S CERTIFICATE

             Pursuant to Section 2.20 of National Instrument 54-101:
    Communication with Beneficial Owners of Securities of a Reporting Issuer
                               (the "Instrument")




I, Rupi Khanuja, Corporate Secretary of CREW DEVELOPMENT CORPORATION (the "Company"), do hereby certify that the Company:

     1. has arranged to have proxy-related materials for the annual general meeting of the Company's shareholders to be held on December 16, 2002 (the "Meeting") sent, in compliance with the Instrument, to all beneficial owners of the Company's securities, at least 21 days before the date fixed for the Meeting;

     2. has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 1 above; and

     3. is relying on section 2.20 of the Instrument to abridge the time requirements set out in sections 2.2(1) and 2.5(1) of the Instrument.



CERTIFIED this 22nd day of November, 2002.



                                                CREW DEVELOPMENT CORPORATION
                                                Per:

                                                -----------------------------
                                                Rupi Khanuja



                                                    CREW DEVELOPMENT CORPORATION

                                                         INSTRUMENT OF PROXY


Type of Meeting:  Annual General Meeting
Meeting Date:     Monday, December 16, 2002
Meeting Time:     10:00 a.m. (Pacific Time)
Meeting Location: Terminal City Club, President's Room, 837 West Hastings Street, Vancouver, British Columbia


The undersigned  shareholder of Crew Development  Corporation (the "Corporation")  hereby appoints Jan A. Vestrum, the President and
Chief Executive Officer and a director of the Corporation,  or failing him, Cameron G. Belsher, a director of the Corporation, or in the place of the foregoing, , as proxy for the undersigned shareholder, with full power of substitution, to attend, act and vote for and on behalf of the undersigned  shareholder in respect of all matters that may properly come before the above-mentioned meeting of the  shareholders  of the  Corporation  and at any  adjournment  thereof,  to the same  extent  and with the same  powers  as if the undersigned  shareholder were present at the said meeting, or adjournment  thereof, and without limiting the generality of the power hereby conferred, to vote as directed below:

1.  To fix the number of directors of the    For      Against    3. To re-appoint Deloitte & Touche LLP, Chartered   For   Withhold
    Corporation at five (5).                 [ ]       [ ]          Accountants,  as auditors of the  Corporation    [ ]      [ ]
                                                                     for the ensuing year and to authorize the
                                                                    directors to fix their remuneration.

2.  To elect each of the following persons   For     Withhold    4. To transact such further and other business
    as a director of the  Corporation for                           as may properly come before the meeting or
    the ensuing year:                                               at any  adjournment thereof.

             Hans Christian Qvist            [ ]       [ ]
             Cameron G. Belsher              [ ]       [ ]
             Norman D. A. Hardie             [ ]       [ ]
             Kai Thogersen                   [ ]       [ ]
             Jan A. Vestrum                  [ ]       [ ]


                    The undersigned  shareholder  hereby revokes any instrument of proxy previously given to attend and vote at said meeting or at any adjournment thereof.

                    Signature of shareholder:_______________________________________________________________________________________

                    Name of shareholder (please print):_____________________________________________________________________________

                    Date:___________________________________________________________________________________________________________

                    Number of shares represented by this instrument of proxy:_______________________________________________________

                    If not dated,  this  instrument  of proxy is deemed to bear the date on which it was mailed by management of the
                    Corporation.  If the number of shares represented by this instrument of proxy is not indicated,  then all shares registered in the name of the shareholder  will be deemed to be represented by this instrument of proxy.

                BEFORE EXECUTING THIS INSTRUMENT OF PROXY, PLEASE READ THE NOTES LOCATED ON THE REVERSE SIDE HEREOF.




1.   This instrument of proxy is solicited by the management of the Corporation.
2.   (i)  If the  shareholder  wishes to attend the meeting to vote on the  resolutions in person,  please register as a shareholder with the Corporation's scrutineers at the meeting.
     (ii) If the  shareholder  has its shares  held by its  financial  institution  and wishes to attend the  meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided,  do not indicate a voting choice by any  resolution,  sign and date and return the instrument of proxy. At the meeting a vote will be taken on each of the resolutions as set out on this  instrument of proxy and the  shareholder's vote will be counted at that time.
3.   If the shareholder cannot attend the meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Corporation, to vote according to the shareholder's instructions. To appoint someone other than the person named,  please cross off the management  appointee name or names and insert your appointed  proxy's name in the space  provided,  sign and date and return  the  instrument  of proxy.  Where no choice on a  resolution  is  specified  by the shareholder,  this instrument of proxy confers discretionary  authority upon the shareholder's  appointed proxy with respect to such resolution.
4.   If the  shareholder  cannot  attend the meeting  but wishes to vote on the  resolutions  and to appoint  one of the  management appointees  named,  please leave the wording  appointing a nominee as shown,  sign and date and return the instrument of proxy.
     Where no choice or both choices are specified by a shareholder  on a resolution  shown on the instrument of proxy, a nominee of management acting as proxy will vote the shares as if the shareholder had specified an affirmative vote.
5.   The shares represented by this instrument of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll that may be called for and, if the shareholder  specifies a choice with respect to any matter to be acted upon, the shares will be voted  accordingly.  This  instrument of proxy confers  discretionary  authority upon the person appointed proxy hereunder to vote on amendments or variations of matters  identified in the Notice of Meeting and other matters that may properly come before the meeting.
6.   This  instrument of proxy must be signed and dated by the  shareholder  or by the  shareholder's  attorney  duly  authorized in writing or, if the shareholder is a body corporate or association,  signed by any individual  authorized by a resolution of the directors or governing body of the body corporate or association.  If the instrument of proxy is executed by an attorney for an individual  or by an  individual  authorized  by a  shareholder  that is a body  corporate or  association,  the  instrument so empowering the attorney or individual, as the case may be, or a notarialy certified copy thereof, must accompany the instrument of proxy.
7.   To be effective,  this instrument of proxy must be deposited at the office of Pacific Corporate Trust Company,  10th Floor, 625
     Howe Street, Vancouver,  British Columbia, V6C 3B8 (facsimile: (604) 689-8144), by mail or by facsimile, not less than 48 hours
     (excluding Saturdays, Sundays and holidays) prior to the time of the meeting.


                          CREW DEVELOPMENT CORPORATION
                      Suite 400 - 837 West Hastings Street
                           Vancouver, British Columbia
                                     V6C 3N6

                              INFORMATION CIRCULAR
                              --------------------
   (Containing information as at November 7, 2002 unless indicated otherwise)


                             SOLICITATION OF PROXIES

         THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CREW DEVELOPMENT CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TERMINAL CITY CLUB, PRESIDENT'S ROOM, 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, AT 10:00 A.M. (PACIFIC TIME), ON MONDAY, DECEMBER 16, 2002, OR AT ANY ADJOURNMENTS THEREOF, FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

         While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Corporation at nominal cost. All costs of solicitation of proxies by management will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

         THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY ARE DIRECTORS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY.

         AN INSTRUMENT OF PROXY MUST BE IN WRITING AND SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY DULY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A BODY CORPORATE OR ASSOCIATION, SIGNED BY ANY INDIVIDUAL AUTHORIZED BY A RESOLUTION OF THE DIRECTORS OR GOVERNING BODY OF THE BODY CORPORATE OR ASSOCIATION. A PROXY WILL NOT BE VALID UNLESS THE COMPLETED INSTRUMENT OF PROXY AND THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT IS SIGNED, OR A NOTARIALY CERTIFIED COPY THEREOF, IS RECEIVED BY PACIFIC CORPORATE TRUST CORPORATION, 10TH FLOOR - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA V6C 3B8 (FAX: (604) 689-8144) NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING, OR ANY ADJOURNMENT THEREOF.

         A shareholder who has given an Instrument of Proxy may revoke it by an instrument in writing signed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association, and delivered to the registered office of the Corporation, Suite 200 - 204 Lambert Street, Whitehorse, Yukon Territory Y1A 1Z4, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the Instrument of Proxy is to be used, or to the Chair of the meting on the day of the meeting or any adjournment thereof or in any other manner provided by law. A revocation of an Instrument of Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                                VOTING OF PROXIES

         THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE ENCLOSED INSTRUMENT OF PROXY WILL VOTE OR WITHHOLD FROM VOTING THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED PROXY ON ANY POLL THAT MAY BE CALLED FOR IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER AS INDICATED ON THE INSTRUMENT OF PROXY AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY. WHERE NO CHOICE OR WHERE BOTH CHOICES ARE SPECIFIED IN THE INSTRUMENT OF PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED "FOR" THE MATTERS OR PERSONS DESCRIBED THEREIN AND IN THIS INFORMATION CIRCULAR.

         The enclosed Instrument of Proxy confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

                           NON-REGISTERED SHAREHOLDERS

         Only registered  shareholders or their duly appointed  proxyholders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares or a clearing agency. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-102 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

         Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (a) be given an Instrument of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Instrument of Proxy, this Instrument of Proxy is not required to be signed by the Non-Registered Holder when submitting the Instrument of Proxy. In this case, the Non-Registered Holder who wishes to submit an instrument of proxy should otherwise properly complete the Instrument of Proxy and deposit it with Pacific Corporate Trust Company as provided above; or

     (b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.
          Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the Instrument of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Instrument of Proxy, properly complete and sign the Instrument of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

         In  either   case,   the  purpose  of  this   procedure  is  to  permit
Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of management's representatives named in the Instrument of Proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the instrument of proxy or proxy authorization form is to be delivered.

                             APPROVAL OF RESOLUTIONS

         Unless otherwise specified, a simple majority of affirmative votes cast at the meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment as the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filed. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The Corporation is authorized to issue 250,000,000 common shares without par or nominal value (the "Shares"), of which 138,664,295 Shares are issued and outstanding.

          The holders of Shares at the close of business on November 12, 2002 (the "Record Date") are entitled to vote or to have their Shares voted at the meeting, except to the extent such holder transfers the ownership of his or her Shares after the Record Date, and the transferee of those Shares:

     (a)  produces properly endorsed share certificates, or

     (b) otherwise establishes his or her ownership to the Shares, and makes a demand to the Corporation, not later than 10 days before the meeting, that his or her name be included on the shareholders' list for use at the meeting.

         On a show of hands, every individual who is present as a shareholder or as an authorized representative of one or more corporate or association shareholders, or who is holding an Instrument of Proxy on behalf of a shareholder who is not present at the meeting, will have one vote. On a poll, every shareholder present in person or represented by an Instrument of Proxy and every person who is a representative of one or more corporate or association shareholders, will have one vote for each Share registered in the shareholder's name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Corporation and will be available at the meeting.

         To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to all the issued and outstanding Shares.

                           SETTING NUMBER OF DIRECTORS

         The Board of Directors presently consists of five directors. At the meeting, shareholders will be called upon to approve an ordinary resolution setting the number of directors of the Corporation at five.

         UNLESS  SUCH   AUTHORITY  IS  WITHHELD,   THE  PERSONS   NAMED  IN  THE
ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR SETTING THE NUMBER OF DIRECTORS OF THE CORPORATION AT FIVE.

                              ELECTION OF DIRECTORS

         The term of office of each of the present directors expires at the meeting. Management of the Corporation proposes to nominate the persons named below for election as directors of the Corporation at the meeting. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the bylaws of the Corporation or with the provisions of the Business Corporations Act (Yukon).

         UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH HEREIN. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THESE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY OF THE NOMINEES IS UNABLE OR DECLINES TO SO SERVE, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY WILL VOTE FOR ANOTHER NOMINEE OF MANAGEMENT IF PRESENTED, OR TO REDUCE THE NUMBER OF DIRECTORS ACCORDINGLY, IN THEIR DISCRETION.

         In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

                                      -5-




                                   Principal Occupation and, if not Previously
     Name, Position and                      Elected as a Director,                   Previous Service     Number of
   Country of Residence(1)            Occupation During the Past 5 Years(1)            as a Director       Shares(2)
---------------------------------------------------------------------------------------------------------------------
HANS CHRISTIAN QVIST(3)        Management consultant with Converto AS (a            January 21, 2002         Nil
Chairman and Director          management consulting company) since August 2001;
Norway                         President and Chief Executive Officer of SPCS
                               Group (a business services provider) between
                               September 2000 and August  2001; President and
                               Chief Executive Officer  of  YaTack ASA (an
                               e-commerce company)  from May 1999 to September
                               2000; President and Chief  Executive Officer of
                               Tandberg Data ASA  (an  information technology
                               storage company)  from March 1998 to March 1999;
                               prior thereto,  President  and  Chief Executive
                               Officer of  NIT/IBM Global Services  (an
                               information technology company).

CAMERON G. BELSHER(3)(4)       Partner, Farris, Vaughan, Wills & Murphy,            January 21, 2002         Nil
Director                       Barristers & Solicitors
Canada

NORMAN D.A. HARDIE(3)          Independent consultant since January 1998; prior     May 14, 2002             Nil
Director                       thereto, General Manager, North America of
Canada                         Normandy Mining Limited (a mining company).

KAI TH0GERSEN(4)               Partner, Thommessen Krefting Greve Lund AS,          January 21, 2002         Nil
Director                       Advokatfirma
Norway

JAN A. VESTRUM(4)              President and Chief Executive Officer of the         January 21, 2002         Nil
President, Chief Executive     Company since March 2002; founder, President and
Officer and Director           Chief Executive Officer of Kirkwick Consultants (a
United Kingdom                 management consulting company) from July 1998 to
                               present; Chairman and Chief Executive Officer of
                               Concept SA (a  software development  and  sales
                               company) between  June 2000 and  March  2002;
                               President and Chief Executive Officer of Maritime
                               Information  Systems AS (a software  development
                               and sales company) from  February  1999 to May
                               2000;  prior thereto, Head of Equity  Sales and
                               Research  of Nordea  Bank (formerly  Christiania
                               Bank).

------------------------------


(1)  The information as to country of residence and principal  occupation,  not being within the knowledge of the  Corporation,  has been furnished by the respective directors individually.
(2)  The information as to Shares  beneficially owned or over which a director exercises control or direction,  not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)  Member of the Audit Committee.
(4)  Member of the Compensation Committee.


                       STATEMENT OF EXECUTIVE COMPENSATION

                           Summary Compensation Table

         The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer of the Corporation during the financial year ended June 30, 2002 and the other four most highly compensated executive officers of the Corporation whose total salary and bonus was $100,000 or more for the financial year ended June 30, 2002 and any individual who would have satisfied this criteria but for the fact that individual was not serving as such an officer at June 30, 2002 (collectively, the "Named Executive Officers"):

                                            Annual Compensation                 Long-Term Compensation
                                  -------------------------------------- ------------------------------------
                                                                                   Awards             Payouts
                                                                         ---------------------------  -------
                                                                                        Restricted
                                                              Other       Securities    Shares or
                                                              Annual         Under      Restricted                 All Other
                                                              Compen-       Options       Share        LTIP         Compen-
        Name and                      Salary       Bonus      sation        Granted       Units       Payouts       sation
   Principal Position       Year       ($)          ($)         ($)         (#)(1)          ($)         ($)          ($)
-------------------------------------------------------------------------------------------------------------------------------
JAN A. VESTRUM(2)          2002      $153,141(7) $280,513(7)  $111,846(7) 3,750,000(9)      Nil         N/A          Nil
Chief Executive Officer    2001           Nil         Nil          Nil          Nil         Nil         N/A          Nil
and President              2000           Nil         Nil          Nil          Nil         Nil         N/A          Nil

PETER D. BARNES(3)         2002      $187,500     $12,500       $7,500          Nil         Nil         N/A     $276,843(11)
Former President and       2001       225,000         Nil       21,250          Nil         Nil         N/A          Nil
former Chief Financial     2000       150,000         Nil       17,500      130,000         Nil         N/A          Nil
Officer

JOHN M. DARCH(4)           2002      $248,766(8)  $25,000       $9,667          Nil         Nil         N/A     $632,000(8)(11)
Former Chief Executive     2001       347,310(8)      Nil       25,000          Nil         Nil         N/A          Nil
Officer and former         2000       213,000(8)      Nil       20,650      130,000         Nil         N/A          Nil
Chairman

JON S. PETERSEN            2002      $186,040         Nil      $13,326          Nil         Nil         N/A          Nil
Vice-President,            2001       147,110         Nil       17,665          Nil         Nil         N/A          Nil
Exploration                2000        75,000         Nil        5,500      450,000         Nil         N/A          Nil

ANDREAS QVALE(5)           2002      $125,720         Nil          Nil          Nil         Nil         N/A          Nil
Former Vice-President,     2001        77,455         Nil          Nil          Nil         Nil         N/A          Nil
Corporate Affairs          2000           Nil         Nil          Nil          Nil         Nil         N/A          Nil

HANS CHRISTIAN QVIST(6)    2002       $91,262    $287,793     $116,746    2,750,000(10)     Nil         N/A          Nil
Chairman                   2001           Nil         Nil          Nil          Nil         Nil         N/A          Nil
                           2000           Nil         Nil          Nil          Nil         Nil         N/A          Nil
-------------------------


(1)  All securities under options are for Shares.  No stock appreciation rights ("SARs") are outstanding.
(2)  Mr. Vestrum was appointed Chief Executive Officer and President on March 3, 2002.
(3)  Mr. Barnes resigned as President and Chief Financial Officer on March 3, 2002.
(4)  Mr. Darch resigned as Chief Executive Officer on March 3, 2002 and as Chairman on January 21, 2002.
(5)  Mr. Qvale resigned as Vice-President, Corporate Affairs on February 28, 2002.
(6)  Mr. Qvist was appointed Chairman on January 21, 2002.
(7)  Certain of these amounts were paid to Kirkwick Consultants, a company controlled by Mr. Vestrum.
(8)  Paid to Western Investment Consultants Ltd. ("WIC"), a personal holding company of Mr. Darch.
(9)  Includes 2,000,000 call options purchased by Mr. Vestrum from the Corporation for an aggregate of $146,800.
(10) Includes 1,750,000 call options purchased by Mr. Qvist from the Corporation for an aggregate of $128,450.
(11) See "Statement of Executive Compensation - Termination of Employment, Change of Responsibilities and Employment Contracts".
(12) In addition to the Named  Executive  Officers,  the following  persons who were officers of the Corporation as at June 30, 2002 received an aggregate  renumeration  in excess of $40,000 for the financial year ended June 30, 2002:  Rupi Khanuja,  Corporate
     Secretary &  Corporate  Controller,  received  aggregate  salary and bonuses of  $130,000;  Paul Mann,  former  Vice-President,
     Comptroller,  received aggregate salary and bonuses of $79,231; Joe Ringwald,  Vice-President,  Project  Development,  received aggregate salary and bonuses of $64,667; and, Ian Simpson, former Vice-President, Investor Relations, received aggregate salary and bonuses of $120,000. No other remuneration or pension amounts were paid to such persons.

   Long-Term Incentive Plan - Awards in Most Recently Completed Financial Year

         The Corporation does not have a long-term incentive plan pursuant to which compensation was paid or distributed to the Named Executive Officers during the financial year ended June 30, 2002. A "long-term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

       Option/SAR Grants During the Most Recently Completed Financial Year

         A summary of stock options granted to the Named Executive Officers during the financial year ended June 30, 2002 is set out in the table below. All stock options are for Shares and were granted in accordance with the Corporation's 1995 Stock Incentive Plan, as amended. No SARs are outstanding, and it is currently intended that none be issued.

                                                                                   Market Value of
                                                 % of Total                           Securities
                                                Options/SARS                          Underlying
                               Number of         Granted to                        Options/SARS on
                               Securities       Employees in       Exercise or       the Date of
                              Under Option     Financial Year       Base Price          Grant            Expiration
           Name                  (#)(1)             (%)          ($/Security)(2)   ($/Security)(3)          Date
---------------------------------------------------------------------------------------------------------------------
JAN A. VESTRUM                1,750,000            27%                 $0.40              $0.40      March 5, 2007(4)
                              2,000,000            31%                  0.42               0.40      May 1, 2003(5)

HANS CHRISTIAN QVIST          1,000,000            15%                 $0.40              $0.40      March 5, 2007(6)
                              1,750,000            27%                  0.42               0.40      May 1, 2003(7)
----------------------------


(1)  All securities under option are Shares.
(2)  The  Corporation's  1995 Stock  Incentive Plan provides that the exercise price of any options granted is to be greater than or equal to the fair market value of the Shares on the date the option is granted.
(3)  The market value of  securities  underlying  options on the date of grant is the closing price of the Shares on
     The Toronto Stock Exchange on the trading day preceding the grant.
(4)  These options were granted on March 5, 2002 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.40 to $0.54.
(5)  These call options were granted on May 1, 2002 for an aggregate  consideration of $146,800;  the price range of the Shares for the 30 days preceding the grant was $0.37 to $0.48.
(6)  These options were granted on March 5, 2002 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.40 to $0.54.
(7)  These call options were granted on May 1, 2002 for an aggregate  consideration of $128,450;  the price range of the Shares for the 30 days preceding the grant was $0.37 to $0.48.


            Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

         The following table sets forth information concerning the exercise of options during the financial year ended June 30, 2002 and the value at June 30, 2002 of unexercised in the money options held by the Named Executive Officers:




                             Securities    Aggregate        Unexercised Options             Value of Unexercised
                            Acquired on      Value                                         in the Money Options
                              Exercise     Realized     Exercisable / Unexercisable     Exercisable / Unexercisable
      Name                       (#)         ($)(2)                  (#)                           ($)(3)
--------------------------------------------------------------------------------------------------------------------
JAN A. VESTRUM                     Nil           N/A        2,583,333/1,166,667               $5,833/$11,667

PETER D. BARNES                    Nil           N/A            250,000/Nil                       Nil/Nil

JOHN M. DARCH                      Nil           N/A            300,000/Nil                       Nil/Nil

JON S. PETERSEN                    Nil           N/A            450,000/Nil                       Nil/Nil

ANDREAS QVALE                      Nil           N/A              Nil/Nil                         Nil/Nil

HANS CHRISTIAN QVIST               Nil           N/A         2,083,333/666,667                 $3,333/$6,667
----------------------------



                                                -8-

(1)  All securities acquired on exercise of options are Shares.
(2)  Based on the closing  trading price of the Shares on The Toronto Stock  Exchange on the date of exercise.
(3)  Based on the  closing  trading  price of the Shares on The Toronto  Stock  Exchange on June 30,
     2002, being $0.41.


          Option/SAR Repricings During the Most Recently Completed Year

         During the financial year ended June 30, 2002, the Corporation did not reprice downward any options or SARs held by the Named Executive Officers.

                        Defined Benefit or Actuarial Plan

         The Corporation does not have a defined benefit or actuarial plan for the Named Executive Officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

 Termination of Employment, Change of Responsibilities and Employment Contracts

         On February 28, 2002, the Corporation entered into a settlement agreement, as amended, (the "Darch Agreement") with John M. Darch and WIC to formalize the terms of the termination of an engagement agreement, dated July 1, 2000, between the Corporation, WIC and Mr. Darch, and Mr. Darch's termination as Chief Executive Officer and Chairman of the Corporation. Under the Darch Agreement, the Corporation agreed to pay WIC $400,000 on March 1, 2002, of which $200,000 would be used by WIC to subscribe for Shares. Pursuant to the Darch Agreement, all unexercised stock options of the Corporation held by Darch and WIC will expire on March 1, 2003, provided that such date will be extended to March 1, 2004 if permitted by the relevant regulatory authorities. The Darch Agreement further provides that North Pacific GeoPower Corp. ("NPGP"), a subsidiary of the Corporation, will enter into a consulting agreement with WIC for a two year term at $100,000 per year and that Crew will transfer to WIC 800,000 shares of NPGP.

         On February 22, 2002, the Corporation entered into a settlement agreement (the "Barnes Agreement") with Peter D. Barnes to formalize the terms of Mr. Barnes' termination as President and Chief Financial Officer of the Corporation. Under the Barnes Agreement, the Corporation agreed to pay Mr. Barnes $276,843 on April 1, 2002, representing his then current base salary for approximately 57 weeks. If Mr. Barnes does not find other employment by April 1, 2003, he will be entitled to five monthly payments of $20,833. If Mr. Barnes has found alternative employment prior to April 1, 2002, the five monthly payments will be reduced by the amount which Mr. Barnes receives as base salary from his new employer. Pursuant to the Barnes Agreement, all unexercised stock options for the Corporation held by Barnes will expire on April 1, 2003.

         Except for the above, the Corporation and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers.

                             Compensation Committee

         Since May 14, 2002, the Corporation's Compensation Committee has been comprised of Cameron G. Belsher, Kai Thogersen (Chair) and Jan A. Vestrum. Mr. Vestrum is the Chief Executive Officer and President of the Corporation. Mr. Belsher and Mr. Thogersen were not officers or employees of the Corporation or a subsidiary of the Corporation during the preceding financial year.

         Between July 1, 2001 and May 13, 2002 the Compensation Committee was comprised of Peter D. Barnes, Wayne Fallis and David Williamson. Mr. Barnes is the former President and Chief Financial Officer of the Corporation. Mr. Fallis and Mr. Williamson were not officers or employees of the Corporation or a subsidiary of the Corporation during the preceding financial year.

                        Report on Executive Compensation

         The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation be paid to each of the executive officers of the Company. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options under the Corporation's 1995 Stock Incentive Plan.

         The Corporation's compensation program for executive officers consists of three major components: (i) salary and benefits, (ii) bonuses, and (iii) the granting of options under the Corporation's 1995 Stock Incentive Plan.

         Base salaries are established by comparison to competitive salary levels of other mining companies of comparable size and complexity. Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.

         Bonuses of cash are used to reward executive officers for significant achievements. Bonuses are, generally, discretionary and not granted by reference to any formalized standard. The performance of the particular executive as well as the Corporation is considered in determining whether a bonus will be paid and the amount of such bonus.

         The Corporation utilizes grants of stock options under its 1995 Stock Incentive Plan as the long-term incentive portion of its overall compensation for executive officers. Stock options are granted to new executive officers typically upon their commencement of employment with the Corporation. Additional grants are made periodically, consistent with the individuals level of responsibility and performance within the Corporation. Stock options are priced at the closing price of the Shares on The Toronto Stock Exchange on the day preceding the grant, generally vest over 12 months after the date of grant and expire five years after the date of grant.

         The compensation of the Chief Executive Officer is determined in accordance with the considerations described above, and in particular, by comparison to competitive compensation packages of Chief Executive Officers of other mining companies of comparable size and complexity.

         In general, the Corporation's policies on executive compensation are intended to provide an appropriate compensation for executive officers that is internally equitable, externally competitive and reflects individual achievements.

         The Compensation Committee believes that the Corporation's compensation policies have allowed the Corporation to attract and retain a team of talented, motivated and experienced executive officers working towards the common goal of creating and enhancing shareholder value.

         Submitted by the Compensation Committee:

                  Kai Thogersen (Chair)
                  Cameron G. Belsher
                  Jan A. Vestrum

                                Performance Graph

         The following chart compares the total cumulative shareholder return for the previous five fiscal periods for $100 invested in the Shares of the Corporation with the total cumulative return from the S&P/TSX Diversified Metals & Mining Index:

  [GRAPHIC OMITTED]

  INDEX VALUES
  ---------------------------------------------------------------------------------------------------
                                     June 30,     June 30,     June 30,     June 30,     June 30,
                                       1998         1999         2000         2001         2002
  ---------------------------------------------------------------------------------------------------
  Crew Development Corporation         $100        $68.57       $71.43         $56.57      $23.43
  ---------------------------------------------------------------------------------------------------
  S&P/TSX Minerals & Mining            $100       $116.80      $105.15        $126.91     $112.24
  ---------------------------------------------------------------------------------------------------



  ACTUAL VALUES
  ---------------------------------------------------------------------------------------------------
                                     June 30,     June 30,     June 30,     June 30,     June 30,
                                       1998         1999         2000         2001         2002
  ---------------------------------------------------------------------------------------------------
  Crew Development Corporation         $1.75        $1.20        $1.25          $0.99       $0.41
  ---------------------------------------------------------------------------------------------------
  S&P/TSX Minerals & Mining Index      3226         3768          3392          4094         3621
  ---------------------------------------------------------------------------------------------------

                            Compensation of Directors

         Effective May, 2002, an annual honorarium of US$10,000 is paid to each director of the Corporation for their services as a director. A fee of US$1,000 is paid to each director for each directors' meeting or committee meeting attended in person, or US$500 if such meeting is attended by the director by conference phone. Directors receive a disbursement of US$500 per day for travel time, plus reimbursement of expenses. Prior to May, 2002, an annual honorarium of Cdn$10,000 was paid to directors, plus reimbursement of expenses. Directors may also receive compensation in the form of incentive stock options, at the discretion of the Board of Directors, for serving as directors of the Corporation.

         During the financial year ended June 30, 2002, Farris, Vaughan, Wills & Murphy, a law firm of which Cameron G. Belsher is a partner, received aggregate fees of $270,245 for legal services performed at the request of the Corporation.

         During the financial year ended June 30, 2002, Thommesson Krefting Greve Lund AS, a law firm of which Kai Thogersen is a partner, received aggregate fees of $194,779 for legal services performed at the request of the Corporation.

         During the financial year ended June 30, 2002, Jan A. Vestrum and Hans Christian Qvist received compensation from the Corporation as described in "Statement of Executive Compensation - Annual Compensation".

                  Directors' and Officers' Liability Insurance

         Under an existing policy of insurance, the Corporation is entitled to be reimbursed for indemnity payments which it is required or permitted to make to the Corporation's directors and officers. Directors and officers of the Corporation, as individuals, are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides maximum coverage in any one policy year of $3,000,000 in annual claims (subject to a deductible of $25,000 to $100,000 per claim, payable by the Corporation). The annual premium in the current financial year is $167,572 which is paid by the Corporation. The premiums for the policy are not allocated between directors and officers as separate groups.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

         At any time during the Corporation's most recently completed financial year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         Other than as set forth elsewhere in this Information Circular no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

                              MANAGEMENT CONTRACTS

         There are no management functions of the Corporation or a subsidiary thereof which are to any substantial degree performed by a person other than the directors and senior officers of the Corporation or a subsidiary thereof.

                              CORPORATE GOVERNANCE

         In 1995, The Toronto Stock Exchange adopted non-compulsory Guidelines for Improved Corporate Governance in Canada (the "TSX Guidelines") which require Canadian incorporated listed companies to disclose their corporate governance practices with reference to the TSX Guidelines. This disclosure is attached to this Information Circular as Schedule "A".

                             APPOINTMENT OF AUDITORS

         At the meeting, the shareholders will be called upon to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual general meeting of the Corporation, at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP has acted as the auditors of the Corporation since March 20, 2000.

         UNLESS  SUCH   AUTHORITY  IS  WITHHELD,   THE  PERSONS   NAMED  IN  THE
ACCOMPANYING  INSTRUMENT  OF  PROXY  INTEND  TO VOTE  FOR THE  REAPPOINTMENT  OF

DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE CORPORATION, AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS.

         THE DIRECTORS OF THE CORPORATION RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

         Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the Instrument of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

                              APPROVAL OF CIRCULAR

         The undersigned  hereby  certifies that the contents and the sending of
this   Information   Circular  have  been  approved  by  the  directors  of  the
Corporation.

         DATED at Vancouver, British Columbia, this 7th day of November, 2002.

                       BY ORDER OF THE BOARD OF DIRECTORS

                              (signed) Rupi Khanuja
                               Corporate Secretary


                                                            APPENDIX "A"


                                             STATEMENT OF CORPORATE GOVERNANCE PRACTICES


TSE CORPORATE GOVERNANCE GUIDELINES                      COMPLIANT?                 CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------------  -------------------  ----------------------------------------------------------
(1)   The board of directors should explicitly               Yes          The Board of Directors is responsible for the stewardship
      assume responsibility for stewardship of                            of the business and affairs of the Corporation, and
      the corporation, and as part of the overall                         reviews, discusses and approves various matters related to
      stewardship responsibility, should assume                           the Corporation's operations, strategic direction and
      responsibility for the following matters:                           organizational structure to ensure that the best interests of the Corporation and its stakeholders are being served.

         (a)   adoption of a strategic planning             Yes           The Chief Executive Officer, with the active involvement
               process;                                                   of the Board of Directors, is responsible for ensuring
                                                                          that there are long-term goals and a strategic  planning
                                                                          process in place for the Corporation.  On an on-going
                                                                          basis,  the Board of Directors and  management  meet
                                                                          together for strategic  planning, where the Board of
                                                                          Directors  reviews and approves a strategic plan. On an
                                                                          on-going  basis,  the  Board of Directors monitors
                                                                          management's  success in implementing the strategies set
                                                                          out in the plan and provides guidance and judgment to the
                                                                          evolving strategic plan.

         (b)   the identification of the                    Yes           The Board of Directors, through its committees and as a
               principal risks of the                                     whole, has a mandate to ensure that there are in place
               corporation's business and                                 systems to effectively monitor and manage business risks,
               ensuring the implementation of                             with a view to the long-term viability of the Corporation.
               appropriate systems to manage                              The Board of Directors continually reviews existing
               these risks;                                               practices and systems with a view to improving such
                                                                          processes where appropriate.

         (c)   succession planning, including               Yes           The Board of Directors is responsible for establishing
               appointing, training and                                   processes for succession planning, including appointing
               monitoring senior management;                              and monitoring the performance of senior executives.  The
                                                                          Board of Directors  reviews and assesses the  performance
                                                                          of the Chief  Executive  Officer and, with the Chief
                                                                          Executive  Officer,  all other key members of senior
                                                                          management who report to the Chief Executive Officer, and
                                                                          the quality and effectiveness of the senior management
                                                                          leadership team.

         (d)   a communications policy for the              Yes           The Board of Directors ensures that the Corporation has in
               corporation; and                                           place a formal communications policy to ensure a continued
                                                                          link between the Board of Directors,  its shareholders and its senior  management.  The Board of Directors is kept
                                                                          informed  of any  material  issue of concern to
                                                                          shareholders  and  provides direction for action as
                                                                          required.





TSE CORPORATE GOVERNANCE GUIDELINES                      COMPLIANT?                 CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------------  ------------------- ----------------------------------------------------------

         (e)   the integrity of the corporation's         Yes            The Board of Directors and the Audit Committee is
               internal control and management                           responsible for the supervision of the reliability and
               information systems.                                      integrity of the accounting principles and practices,
                                                                         financial  reporting and disclosure  practices  followed
                                                                         by management.  The Audit  Committee is  responsible for
                                                                         ensuring that management has established an adequate
                                                                         system of internal controls  and maintains practices and
                                                                         processes to assure compliance with applicable laws.

(2)   The board of directors should be                      Yes          The Board of Directors will be comprised of five members
      constituted with a majority of the                                 effective upon the election of directors at the meeting.
      individuals who qualify as "unrelated"                             Three of the five nominees for election as directors of the
      directors (independent of management and                           Corporation are "unrelated" directors.
      free from conflicting interest).

(3)   The board of directors will assess and                Yes          Of the nominees for directors, Hans Christian Qvist, the
      disclose on an annual basis (i) whether the                        Chairman of the Corporation, and Jan. A. Vestrum, the Chief
      board of directors has a majority of                               Executive Officer and President of the Corporation, are by
      unrelated directors and (ii) the analysis                          virtue of their executive positions with the Corporation,
      of the application of the principles                               "related" directors.
      supporting this conclusion.
                                                                         As for the remainder of the nominated directors,  namely
                                                                         Cameron G. Belsher,  Norman D.A. Hardie and Kai
                                                                         Thogersen, none of them or their associates: (i) are
                                                                         employees of the Corporation or its subsidiary,  (ii)
                                                                         have  business  relationships,  or (iii) have received
                                                                         remuneration  from the Corporation or its subsidiary
                                                                         (other than directors'  remuneration),  which, in the
                                                                         case of (ii)  or (iii), could reasonably be considered to
                                                                         materially  interfere with the director's ability to act
                                                                         in the best interests of the Corporation,  and
                                                                         consequently are considered to be "unrelated"  to the
                                                                         Corporation.

(4)   The board of directors should appoint a                No          The Board of Directors as a whole has the mandate to
      committee of directors, composed                                   recommend qualified candidates for the Board of Directors,
      exclusively of outside directors, a                                annually review the credentials of nominees for re-election
      majority of whom are unrelated directors,                          and ensure qualifications are maintained.
      with the responsibility for proposing new
      nominees to the board and for assessing
      directors on an ongoing basis.

(5)   The board of directors should implement a              Yes         The Chairman of the Board of Directors and the chair of
      process for assessing the effectiveness of                         each of the committees of the Board of Directors are
      the board of directors, its committees and                         responsible for ensuring the effective administration and
      the contribution of individual directors.                          performance of the Board of Directors and its committees.

(6)   Every corporation should provide an                    Yes         It is the intention of the Board of Directors that as and
      orientation and education program for new                          when a new nominee is identified, it will ensure that a
      recruits to the board of directors.                                full program of orientation and education is provided for
                                                                         the nominee, including (but not limited to) provision of
                                                                         a complete corporate history, including copies of past
                                                                         minutes of meetings of the Board of Directors,  as well
                                                                         as information  regarding the Corporation's business and
                                                                         operations.





TSE CORPORATE GOVERNANCE GUIDELINES                      COMPLIANT?                CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------------  ------------------- ----------------------------------------------------------

(7)   Every board of directors should examine its           Yes          The Board of Directors as a whole annually examine the size
      size to determine the impact of the number                         of the Board of Directors to ensure that it is optimum for
      upon effectiveness, and where appropriate,                         decision making.
      undertake a program to reduce the size to
      facilitate more effective decision-making.

(8)   The board of directors should review                  Yes          The amount and form of Director compensation is reviewed
      adequacy and form of the compensation of                           periodically by the Compensation Committee, with any
      directors and ensure the compensation                              resultant recommendations made to the full Board of
      realistically reflects the responsibilities                        Directors, to ensure that such compensation realistically
      and risk involved in being an effective                            reflects the responsibilities and risks of being an
      director.                                                          effective Director.

 (9)  Committees of the board of directors should            No          All committees of the Board of Directors are composed of a
      generally be composed of outside directors,                        majority of unrelated directors.  All committees of the
      a majority of whom are unrelated directors.                        Board of Directors, other than the Compensation Committee, are composed of outside directors. Jan A. Vestrum is a
                                                                         member of the Compensation Committee and, by virtue of
                                                                         being Chief Executive  Officer and President of the
                                                                         Corporation,  is not an outside director.

(10)  The board of directors should expressly               Yes          The Board of Directors as a whole ensure that an effective
      assume responsibility for, or assign to a                          and efficient approach to corporate governance at the
      committee of directors, general                                    Corporation is developed and implemented.  The Board of
      responsibility for developing the                                  Directors assess the effectiveness of corporate governance
      corporation's approach to governance issues.                       and act accordingly.

(11)  The board of directors, together with the             Yes          The Board of Directors expect management to be responsible
      Chief Executive Officer, should develop                            for the day-to-day operations of the Corporation and to
      position descriptions for the board of                             implement the approved corporate objectives and strategic
      directors and for the Chief Executive                              business plans within the context of authorized budgets,
      officer, involving the definition of the                           specific delegations of authority for various matters and
      limits to management's responsibilities.                           corporate policies and procedures.  Management is expected
      The board of directors should approve or                           to report regularly to the Board of Directors in a
      develop the corporate objectives which the                         comprehensive, accurate and timely fashion on the business
      Chief Executive Officer is responsible for                         and affairs of the Corporation.
      meeting.
                                                                         Any responsibility  that is not delegated to senior
                                                                         management or to a committee of the Board of Directors
                                                                         remains with the Board.

                                                                         The Board of Directors set objectives for the Chief
                                                                         Executive  Officer and reviews  performance against those
                                                                         objectives at least  annually.  These  objectives  include the general mandate to implement the approved corporate
                                                                         objectives and the strategic business plan.

(12)  The board of directors should have in place            Yes         The Board of Directors meets independently of management
      appropriate structures and procedures to                           when needed.  The Chairman is an unrelated member of the
      ensure that the board of directors can                             Board of Directors.
      function independently of management.





TSE CORPORATE GOVERNANCE GUIDELINES                      COMPLIANT?                 CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------------  -------------------  ----------------------------------------------------------
(13)  The audit committee of the board of                   Yes           The Audit Committe of the Board of Directors is composed
      directors should be composed only of                                of three members, all of which are outside and unrelated
      outside directors and should have (i)                               Directors.
      specially defined roles and                                         The Audit Committee assists the Board of Directors in
      responsibilities; (ii) direct communication                         fulfilling its responsibilities for the Corporation's
      channels with the internal and external                             accounting and financial reporting practices by reviewing
      auditors; and (iii) oversight                                       the quarterly and annual consolidated financial
      responsibility for management reporting on                          statements, reviewing the adequacy of the system of
      internal control.                                                   internal controls, reviewing any relevant accounting,
                                                                          financial  and security  regulatory  matters,  reviewing
                                                                          the  management of corporate  risks and recommending  the
                                                                          appointment of external  auditors,  who meet  quarterly
                                                                          with  management and separately with management excluded.
                                                                          The Audit  Committee  also  provides  a  mechanism  for
                                                                          communication between the Board of Directors and the
                                                                          Corporation's  external auditors,  who meet  quarterly
                                                                          with management and separately with management excluded.

                                                                          This Committee,  which currently consists of Cameron G.
                                                                          Belsher (Chair),  Norman D.A. Hardie and  Kai Thogersen
                                                                          held four meetings during fiscal 2002.

(14)  The board of directors should implement a              No           Individual Directors may engage outside advisers at the
      system which enables an individual director                         expense of the Corporation, with the prior approval of the
      to engage an outside advisor at the                                 full Board of Directors.
      corporation's expense, in appropriate
      circumstances.


                                      CREW
                            DEVELOPMENT CORPORATION

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                ------------------------------------------------

         NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Crew Development Corporation (the "Corporation") will be held at the Terminal City Club, President's Room, 837 West Hastings Street, Vancouver, British Columbia, on Monday, the 16th day of December, 2002, at 10:00 a.m. (Pacific
Time), for the following purposes:

1. to receive the financial statements of the Corporation for the financial year ended June 30, 2002, and the report of the auditors thereon;
2.       to fix the number of directors at five;
3.       to elect directors;
4. to appoint auditors and to authorize the directors to fix their remuneration; and
5. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

         Specific details of the above items of business are contained in the Information Circular of management which accompanies this Notice of Meeting and, together with management's Instrument of Proxy which also accompanies this Notice of Meeting, form a part hereof and must be read in conjunction with this Notice of Meeting.

         Shareholders are entitled to vote at the meeting either in person or by proxy. Shareholders who are unable to attend the meeting in person are requested to read, complete, sign and deliver the enclosed Instrument of Proxy in accordance with the instructions set out therein and in the Information Circular accompanying this Notice of Meeting.

         DATED at Vancouver, British Columbia, this 10th day of November, 2002.

                       BY ORDER OF THE BOARD OF DIRECTORS

                              (signed) Rupi Khanuja
                               Corporate Secretary

                          CREW DEVELOPMENT CORPORATION
                      Suite 400 - 837 West Hastings Street
                           Vancouver, British Columbia
                                     V6C 3N6

                               (the "Corporation")


TO:      Registered and Non-Registered Shareholders

National Instrument 54-102 provides Shareholders with the opportunity to request annually to have their name added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation. If you wish to receive such statements, please complete and return this form to:

                         PACIFIC CORPORATE TRUST COMPANY
                          10th Floor - 625 Howe Street
                           Vancouver, British Columbia
                                     V6C 3B8


                    -----------------------------------------
                        PLEASE PRINT NAME OF SHAREHOLDER

                    -----------------------------------------
                                 MAILING ADDRESS

                    -----------------------------------------
                                    CITY/TOWN

                    -----------------------------------------
                           PROVINCE/STATE POSTAL CODE


BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE CORPORATION.


                          DATE: _______________________


                          -----------------------------
                            SIGNATURE OF SHAREHOLDER

                         PACIFIC CORPORATE TRUST COMPANY
                          625 Howe Street - 10th Floor
                             Vancouver, B.C. V6C 3B8

                            Telephone: (604) 689-9853
                               Fax: (604) 689-8144


November 25, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C.  V7Y 1L2

Dear Sirs\Mesdames:

RE:   CREW DEVELOPMENT CORPORATION
      MAILING ON NOVEMBER 22, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

o  Notice of Meeting                                 o  Information Circular
o  Proxy                                             o  Supplemental Return Card
o  Annual Report
o  Annual Financial Statements for the Year Ending
   June 30, 2002

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Yasmin Juma"

Yasmin Juma
YJ/jl

cc: Ontario Securities Commission            cc: Toronto Stock Exchange
cc: Registrar of Securities - Yukon          cc: Crew Development Corporation
                                             cc: Farris Vaughan Wills & Murphy
                                             cc: Deloitte & Touche